Exhibit 99.1

SilverCrest Announces Record Annual and 4th Quarter Production in 2013

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – January 16, 2014 – SilverCrest Mines Inc. (the “Company”) is pleased to announce record production of 2.66 million ounces AgEq(1) for 2013 and record production of 796,751 ounces AgEq(1) for Q4 2013 from its 100% owned Santa Elena Mine located in Sonora, Mexico. All dollar amounts are expressed in U.S. dollars unless otherwise specified.

2013 Operating Highlights (Compared to 2012)

•	Produced 779,026 ounces of silver, up 34%
•	Produced 31,099 ounces of gold, down 6%.
•	Produced 2.66 million AgEq(1) ounces in 2013, up 12%
•	Silver and gold ore grade (gpt) loaded on pad up 52% and 13% respectively
•	Average strip ratio (waste to ore) reduced from 4.25:1 to 2.56:1, a 40% decrease

N. Eric Fier, President and COO stated; “2013 was another successful year and marked SilverCrest’s second full year in commercial production. Management congratulates our operating team for their valuable contributions and for delivering on their commitments.  Santa Elena surpassed production guidance which was revised upwards during the year and produced 2.66 million AgEq(1) ounces in 2013. Moving forward in 2014, SilverCrest will continue to focus on delivering strong operating results and optimizing our operating cash flow as we complete the Santa Elena Expansion and increase production to approximately 3.3 million to 3.6 million AgEq(1) ounces. Management will continue to focus on improving cash flows by reducing costs and increasing productivity where possible to offset the current precious metals prices. Operating cash costs are expected to range from $8.50 to $9.25 AgEq(1) ounce in 2014. Further details on market guidance will be presented in the upcoming annual financial report."

During the fourth quarter of 2013, the Santa Elena mine produced a record 228,787 silver ounces almost 50% more than the same quarter in 2012. Silver production continues to set quarterly records due to improvement in recoveries and higher grade ore loaded on the leach pad. Gold production of 9,218 ounces was 18% above the same quarter in 2012. Open pit tonnes and grades have continued to reconcile closely with the resource model and mine plan and all aspects of operations continue to function well.

Santa Elena Mine Operating Highlights	2013	2012	% Change	Q4 2013	Q4 2012	% Change
Silver ounces produced	779,026	579,609	34%	228,787	153,863	49%
Gold ounces produced	31,099	33,004	-6%	9,218	7,831	18%
AgEq ounces produced (1)	2,661,979	2,371,755	12%	796,751	588,948	35%

Silver ounces sold	751,633	588,312	28%	208,200	171,714	21%
Gold ounces sold	30,487	34,834	-12%	8,220	8,444	-3%
AgEq ounces sold (1)	2,595,716	2,477,623	5%	714,678	640,856	12%

Tonnes ore mined	1,076,421	1,092,305	-1%	248,725	301,295	-17%
Tonnes waste mined	2,753,025	4,640,700	-41%	405,616	924,927	-56%
Waste / ore ratio	2.56	4.25	-40%	1.63	3.07	-47%
Ore tonnes crushed	1,081,159	1,157,226	-7%	263,097	308,693	-15%
Average ore tonnes crushed per day	2,962	3,162	-6%	2,860	3,355	-15%
Average silver ore grade (gpt) loaded on pad	72.90	47.95	52%	81.58	59.59	37%
Average gold ore grade (gpt) loaded on pad	1.61	1.43	13%	1.82	1.42	28%
Silver ounces delivered to pad	2,533,883	1,784,118	42%	690,104	591,441	17%
Gold ounces delivered to pad	56,093	53,296	5%	15,363	14,089	9%

Ag : Au Ratio (1)	60.5:1	54.3:1	12%	61.6:1	55.6:1	11%
(1) Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

2013 Construction and Expansion Plan Progress

•
The 3,000 tpd mill and Counter Current Decantation / Merrill Crowe (“CCD/MC processing”) plant is approximately 90% physically complete. The current construction activities are focused on piping and electrical work for all mill components. Please refer to www.silvercrestmines.com for detailed construction photos

•	The mill is now scheduled to start up late Q1 2014, due to a one month delay in receiving the ball mill
•	Total underground development progressed to 2,265 metres: lateral development of 805 metres and main decline ramp to 1,460 metres in length as of December 31, 2013
•	A 1,500 metre underground drill program was completed to assist with detailed design of initial production stopes. Mining of these stopes is anticipated in the second half of 2014
•
The Company is targeting commissioning of the plant in the second quarter of 2014. The Initial mill feed will be from the open pit, transitioning to an underground and heap leach pad ore mix in the third quarter of 2014

2014 Capital Expenditure Budget

   The following represents the estimated 2014 Capital Expenditure Budget:

Santa Elena Expansion Capital	2014 estimated expenditures
Mill Facility (1)	$14 million
Underground Mine Development	$ 5 million
Underground Mine Equipment	$ 7 million
Total	$26 million
(1) $10 million is carried over from 2013 approved budget.

Exploration	2014 estimated expenditures
Santa Elena – Surface and Underground Resource Expansion Drilling	$1.5 million
Sonora – Exploration Projects 30/60 Km Existing Operations – Initial Drilling	$1.5 million
La Joya Project – Infill Drilling	$1.0 million
La Joya Project – Acquisition Payments	$1.8 million
Total	$5.8 million
         Exploration expenditures may be adjusted throughout the year depending on success.

2014 Exploration Program

In 2014, the Company will continue to focus its exploration efforts through organic growth on; 1) surface and underground drilling at Santa Elena for potential resource expansion and further reserve definition, 2) the 30/60 kilometre program surrounding the Santa Elena Mine to identify additional resources including the recently optioned Ermitano Property and, 3) in-fill drilling with subsequent metallurgical studies at La Joya to upgrade current resources to a Pre-Feasibility level.

Upcoming Conference:

SilverCrest’s President & COO, N. Eric Fier, will be attending the Vancouver Resource Investment Conference held at the Vancouver Convention Centre on January 19-20, 2014. Management looks forward to meeting its shareholders and interested parties at booth #1310. Further information is available at: http://cambridgehouse.com/event/vancouver-resource-investment-conference-2014

The Qualified Person under National Instrument (NI 43‐101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX‐V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years and cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au) for the open pit heap leach and underground mine. SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over the current reserve. Major expansion and construction of the 3,000 tonnes per day conventional mill facility is nearing completion and is expected to significantly increase metals production at the Santa Elena Mine (open pit and underground) in 2014 and beyond. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“N. Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, President and COO SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

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